UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42416

ELONG POWER HOLDING LIMITED

(Translation of registrant’s name into English)

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Elong Power Holding Limited (the “Company”) is furnishing this Amendment No. 1 to amend its Report of Foreign Private Issuer on Form 6-K originally furnished to the U.S. Securities and Exchange Commission on July 21, 2026 (the “Original Form 6-K”).

This Amendment No. 1 is being furnished to correct the adjusted exercise price of each common warrant issued in the Company’s offering completed in May of 2026. The adjusted exercise price should be US$0.23, which represents the lowest VWAP during the New Issuance Adjustment Period (as defined in the Original Form 6-K), rounded to the nearest cent. Except as described herein, the Original Form 6-K remains unchanged.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2026	Elong Power Holding Limited

	By:	/s/ Xiaodan Liu
Xiaodan Liu
Chief Executive Officer

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